UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 21 October 2015

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

424 M

Board of Directors

Mr Ian Phillips MNZM

Interim Chairman

Mr Iain Ross

Director

Acting CEO

Mr Steve Coffey

Non-Executive Director

Mr John O’Connor

Non-Executive Director

Prof Peter Gunning

Non-Executive Director

Mr Bryce Carmine

Non-Executive Director

MARKET RELEASE

21 October 2015

ADJUVANT CANTRIXIL PROLONGS SURVIVAL IN AN ANIMAL MODEL OF RECURRENT OVARIAN CANCER

•    Animal model highly representative of recurrent chemoresistant ovarian cancer

•    Cantrixil plus standard of care platinum prolongs survival compared with control

Orlando FL (October 18, 2015). US-Australian drug discovery company, Novogen Ltd, (ASX:NRT; NASDAQ:NVGN), its subsidiary, CanTx, Inc., and Yale University disclosed key pre-clinical data generated in an animal model of recurrent ovarian cancer suggesting that the experimental anti-cancer drug, Cantrixil, may have utility as an adjuvant therapy when dosed in combination with platinum-based drugs.

CLARIFICATION: Further to the announcements earlier in the week, the Company draws investors’ attention to the abstract of the ACCR Proceedings now posted on the Novogen website. This abstract was published in the Proceedings of the American Association for Cancer Research (AACR) Advances in Ovarian Cancer Research: Exploiting Vulnerabilities special conference. See link to abstract

Citation: Ayesha B. Alvero, Eydis Lima, Mary Pitruzzello, Yang Yang-Hartwich, David Brown, Andrew Heaton, and Gil Mor. TRX-1 targets chemoresistant tumor-initiating cells and prolongs survival in a recurrent ovarian cancer animal model. [Abstract}. In: Proceedings of the American Association for Cancer Research (AACR) Advances in Ovarian Cancer Research: Exploiting Vulnerabilities: 2015 Oct 17-20: Orlando, Florida (FL): AACR: 2015; Abstract nr 62.

These data are currently being prepared as a manuscript.

About the Cantrixil drug candidate

The candidate Cantrixil drug product is cyclodextrin-based containing the active ingredient, TRXE-002-1. We anticipate that if approved the drug product would be used as an intra-cavity chemotherapy to be injected directly into the peritoneal cavity. The aim of intraperitoneal administration is to achieve high localized drug levels within the peritoneal cavity and attenuate the spread of resident tumor initiator cells. The target indication sought for Cantrixil is early-stage cancers of the abdominal cavity (eg. ovarian, uterine, colorectal and gastric carcinomas) with Cantrixil being used as an adjuvant first-line therapy. On completion of the requisite safety studies, Cantrixil will enter the clinic in late-stage patients with abdominal cancers including ovarian cancer. The active pharmaceutical ingredient, TRXE-002, has pan anti-cancer activity resulting in caspase-dependent apoptosis via c-Jun activation and pERK downregulation. The actual drug target remains unidentified.

About Novogen Limited

Novogen is a public, Australian-US drug development company whose shares trade on both The Australian Securities Exchange (NRT) and NASDAQ (NVGN). The Novogen group includes US-based, CanTx Inc., a joint venture company with Yale University. Novogen has two drug technology platforms [the superbenzopyrans (SBPs) and anti-tropomyosins (ATMs)] yielding drug candidates that are first-in-class with potential application across a range of degenerative diseases. Given the encouraging data from in vitro and in vivo preclinical proof-of-concept studies in the field of oncology, our immediate focus is to undertake their respective toxicology programs. Our target indication for Cantrixil is ovarian cancer, and Diffuse Intrinsic Pontine Glioma (DIPG) for Trilexium. While the initial target pediatric indication for Anisina has been identified as neuroblastoma, we are yet to identify the adult indication and are intending to open an all-comers Phase 1 trial initially based on our preclinical studies. For more information, please visit www.novogen.com

Forward Looking Statement

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “appear,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “should,” “would,” “may,” “target,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, Cantrixil, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, Cantrixil, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, Cantrixil, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to Cantrixil, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Media Enquiries:

Kym Robins

Marketing and Communications Director, Novogen Group

E: Kym.Robins@novogen.com / Ph: +61 (0) 2 9472 4101